Acme United Corporation
60 Round Hill Road
Fairfield, CT  06824


February 26, 2009

Terence O'Brien, Accounting Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549-0404
RE: Acme United Corporation

Dear Mr. O'Brien:

This letter is in response to your December 29, 2008 comment letter relating to our Form 10-K for the year ended December 31, 2007 and our Form 10-Q for the quarter ended September 30, 2008. Each of your comments accompanied by our responses is provided below.

1. We note your statement that "the most sensitive and significant accounting estimates in the financial statements relate to customer rebates, valuation allowances for deferred income tax assets, obsolete and slow moving inventories, potentially uncollectible accounts receivable and accruals for income taxes." This disclosure does not convey to an investor the material assumptions used to arrive at these estimates. The discussion in your critical accounting estimates section should include a discussion of the material assumptions you made in arriving at the critical estimate and to advise an investor of the financial statement impact if actual results differ from the estimate made by management. You should also consider commenting on your historical experience between estimates made and actual results. It appears more detailed disclosures related to each of these estimates are warranted in future filings. Please show us what this future disclosure will look like.

         Response
         --------

         The Company notes your comment and will revise its disclosure accordingly in future filings. The revised disclosure will be included in the Company's upcoming filing of Form 10-k for the year ended December 31, 2008 as follows:

         Allowance for doubtful accounts

         The Company provides an allowance for doubtful accounts based upon a review of outstanding receivables, historical collection information and existing economic conditions. The allowance for doubtful accounts represents estimated uncollectible receivables associated with potential customer defaults on contractual obligations, usually due to customers' potential insolvency. The allowance includes amounts for certain customers where a risk of default has been specifically identified. In addition, the allowance includes a provision for customer defaults based on historical experience. The Company actively monitors its accounts receivable balances and the aging of its receivables and historically customer defaults have been negligible.

         Customer Rebates

         Customer rebates and incentives are a common practice in the office products industry. We incur customer rebate costs to obtain favorable product placement, to promote sell-through of products and to maintain competitive pricing. Customer rebate costs and incentives, including volume rebates, promotional funds, catalog allowances and slotting fees, are accounted for in accordance with EITF 01-09 and are recorded as a reduction to gross sales. These costs are recorded at the time of sale and are based on individual customer contracts. Management periodically reviews accruals for these rebates and allowances, and adjusts accruals when circumstances indicate.

         Obsolete and Slow Moving Inventory

         Inventories are stated at the lower of cost, determined on the first-in, first-out method, or market. An allowance for obsolete or slow moving inventory is established to adjust the cost of inventory to its net realizable value. The allowance recorded is based on assumptions about future demand and marketability of products, the impact of new product introductions and specific identification of items, such as discontinued product. These estimates could vary significantly from actual requirements if future economic conditions, customer inventory levels or competitive conditions differ from expectations.

         Income Taxes

         Deferred tax liabilities or assets are established for temporary differences between financial and tax reporting bases and are subsequently adjusted to reflect changes in tax rates expected to be in effect when the temporary differences reverse. A valuation allowance is recorded to reduce deferred tax assets to an amount that is more likely than not to be realized.

         Intangible Assets

         Intangible assets with a finite useful life are recorded at cost upon acquisition and amortized over the term of the related contract, if any, or useful life, as applicable. Intangible assets held by the Company with a finite useful life include patents and trademarks. Patents and trademarks are amortized over their estimated useful life. The weighted average amortization period of intangible assets at December 31, 2008 was 14 years. The Company periodically reviews the values recorded for intangible assets to assess recoverability from future operations whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. If circumstances indicate a possible impairment we will evaluate recoverability based on expected cash flows from the operating segments that the intangible assets are attributable to. Cash flows from our operations have been positive for several years and we fully expect to recover the carrying value of our intangible assets. During 2008, the net book value of the Company's intangible assets increased to $1,934,219 as of December 31, 2008, from $1,747,708 as of December 31, 2007.


2. Considering the decline in your stock price and market capitalization over the past three months, we suggest that you include a critical accounting policy for goodwill, intangible assets and property, plant and equipment, in future filings, to provide an investor with sufficient information about management's insights and assumptions with regard to the recoverability of these asset balances. Please ensure your disclosures describe the steps that you perform to review your goodwill and long-lived assets for recoverability, the assumptions used and provide information as to known trends, uncertainties or other factors that will result in, or are reasonable likely to result in, any material impairment charges in future periods. For example, your policy note should quantify the projected cash flows used in you analysis, the growth rate used in projecting cash flows, quantify the discount rate, include terminal value assumptions, and discuss how you assessed your reporting units under paragraph 30 and 31 of SFAS 142. Given the current economic conditions and the impact it has had on your stock price and operations, this detailed information will provide the reader with greater insight into the quality and variability of your financial position and operating results. Refer to release No. 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

         Response
         --------

         We will modify our critical accounting polices disclosure regarding intangible assets as presented in our response to your first comment. Management periodically assesses the recoverability of the Company's intangible assets as events or changes in circumstances indicate that the carrying amount of these assets is not recoverable. Management also assesses the recoverability of goodwill on an annual basis and, as of December 31, 2008 and 2007, management concluded that there were no indications of impairment and no further analysis needed. We note your comment and in the event a recoverability test is necessary we will provide a more detailed disclosure. However, the Company's management believes that the amount of goodwill recorded on its balance sheet ($89,000) is immaterial and is not a critical accounting estimate.


3. As noted above, your stock price has continued to decline from $14.12 as December 31, 2007, to $6.85 at December 22, 2008. your market capitalization as of December 22, 2008 is significantly less than total stockholders' equity, which is an indicator your goodwill, intangible assets and other long-lived assets may be impaired. Tell us whether or not this decline in market cap and stock price has triggered an interim impairment test under SFAS 142 and SFAS
144. Explain how you determined goodwill, intangible assets and other long-lived assets are recoverable in the current market environment.

         Response
         --------

         Although the market capitalization has declined in recent months, our market capitalization was in excess of our stockholders' equity as of September 30, 2008 and December 31, 2008. Management believes that the decline in the Company's current stock price is the result of the current general market conditions and not related to entity specific events or indicators and thus a triggering event has not occurred. As such, we concluded that an interim impairment test under SFAS 142 and SFAS 144 was not necessary as of September 30, 2008 and an impairment charge not warranted.

4. Further tell us and clarify in future filings, whether or not an impairment test was actually performed on you long-lived assets under SFAS 144 at December 31, 2007. Please disclose the results of those tests, to the extent they were performed and if no test was performed how you considered that one was not necessary under paragraph 8 of SFAS 144. Note for future periods, disclosing whether or not a SFAS 144 analysis was actually performed would clearly inform investors whether the absence of impairment charges is due to management's determination that the SFAS 144 test were not required as a result of no triggering events or because there were triggering events present and managements estimate of cash flow projections exceeded asset carrying values resulting in no impairment charges.

         Response
         --------

         Paragraph 8 of SFAS 144 states that "long-lived assets shall be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable". SFAS 144 also cites specific examples of such "triggering" events. At December 31, 2007, management determined that there were no events or circumstances present that would have triggered a test of recoverability on our long lived assets. In future filings we will revise our disclosure to explain the absence of any impairment charges, as appropriate.


5. You state the Company recognizes revenue from sales of its products where ownership transfers to the customers. Please tell us and revise future filings to disclose when such ownership transfers. In addition, we note that you sales are net of returns. Tell us and disclose you return policy as well as any other sales incentives you provide. For each period presented, please tell us and disclose in MD&A how much you have recorded in provisions for each of the above sales incentives and how these incentives have impacted operations. Also tell us how you have considered EITF 01-09 with regard to the recognition, measurement and classification of each of these provisions. We note your accrued liability balance includes a significant balance for vendor rebates. Clarify whether or not this account balance relates to sales incentives granted to customers.

         Response
         --------

         We note your comment and will revise our disclosure accordingly in future filings. The revised disclosure will be included in our upcoming filing of Form 10-K for the year ended December 31, 2008. The updated disclosure will appear as follows:

                  The Company recognizes revenue from sales of its products when ownership transfers to the customers, which occurs either at the time of shipment or upon delivery based upon contractual terms with the customer. When the right of return exists, the Company recognizes revenue in accordance with FASB Statement No. 48, Revenue Recognition When Right of Return Exists. The Company recognizes customer rebates, including cooperative advertising, slotting fees and other sales related discounts, as a reduction to sales in accordance with EITF 01-09.

         In response to your comment regarding disclosing in MD&A our provision for returns and customer rebates, our business is seasonal in nature with sales being the strongest in the second and third quarters. Provisions for customer returns are immaterial to the financial statements for each annual period presented in the 10-K and therefore have not been specifically identified in the filing.

         The Company provides its customers with various types of consideration as described in the updated Critical Accounting Estimate disclosure above. We have considered the guidance in EITF 01-09 and classify this consideration as a reduction of gross sales.

         The accrued liability for vendor rebates identified in Note 5 in the 10-K filing is specifically related to the consideration paid to customers mentioned above.


6. Your discussion of results of operations addresses multiple factors contributing to year over year changes in line items; however, your discussion should quantify each of the factors. For example, you disclose gross profit decreased as a result of greater sales of lower margin products, increased raw materials and labor costs in China and higher costs as a result of the appreciation of the Chinese currency against the U.S. dollar. However, your disclosure does not quantify the impact.

         Response
         --------

         We note your comment and will revise our disclosure accordingly in future filings. However, management believes that disclosure of certain detailed information could place the Company at a competitive disadvantage. The Company will provide information to aid the reader in understanding the results of operations while protecting its competitive advantage. The revised disclosure will be included in our upcoming filing of Form 10-K for the year ended December 31, 2008.

7. You disclose that operating income for the Canada segment increased by 25% during 2007 and 21% during 2006 but do not explain the factors that led to these increases. In future filings include a discussion of the impact certain segments had on certain financial statement line items and the factors that contributed to these changes. Since your segment footnote discloses that management evaluates various income statement line items, including sales and operating income or loss by segment, please revise to provide related MD&A segment discussion. Analysis of segment data where a segment contributes in a disproportionate way to income or loss should be presented pursuant to Codified FRR501.06.a.

         Response
         --------

         We note your comment and will revise our disclosure accordingly in future filings. The revised disclosure will be included in our upcoming filing of Form 10-k for the year ended December 31, 2008.


8. During the nine months ended September 30, 2008, you had significant increases in your accounts receivable and inventory balances. Given the significant impact that receivables and inventory have on you liquidity, please revise your MD&A and liquidity section to explain the reasons for theses increases and any variances in the corresponding turnover ratios. In this regard, we note your accounts receivable balance increased 26% during the first nine months of 2008, whereas sales during the period only increased 13%.

         Response
         --------

         Traditionally, the Company's sales are stronger in the second and third quarters, and weaker in the first and fourth quarters of the fiscal year, due to the seasonal nature of the back-to-school market, as noted in the Net Sales section of our MD&A. Also, customers receive extended payment terms for purchases made during the back to school season. As a result, the accounts receivable balance as of September 30, 2008, may seem disproportionately high as compared to the previous year end balance. It should also be noted that sales in the third quarter of 2008 were approximately 29% higher than sales in the fourth quarter of 2007, resulting in a higher AR balance at September 30, 2008 as compared to December 31, 2007. We note your comment and will revise our disclosure accordingly in future filings to include an analysis of material changes in our inventory turnover and days sales outstanding ratios.

9. We note your discussion on page 12 regarding the credit and equity market crisis and the potential effects from the credit crisis on your business. Please expand this discussion, in future filings, to clarify the specific impacts and risks of recent economic events to your business. Explain how the market for you products has been affected and the current expected future impact on your operations, financial position and liquidity. This disclosure should provide detailed information on your operations since September 30, your customer, recent order activity, expected trends, management's response for managing these events, potential future actions by management and other detailed information. Expand your liquidity discussion to address the expected impact to current and future cash flows and how you expect recent economic events, including the credit shortage, may affect other sources of liquidity such as your current debt instruments and related covenant compliance. In your response to this letter, please provide a detailed description of proposed future disclosure.

         Response
         --------

         We note your comment and will revise our disclosure accordingly in future filings. Please note that to date, the Company does not have material excess inventory issues, potentially unrecoverable accounts receivable balances or supply issues with its third party manufacturers as a result of the current economic crisis. Also, the Company has available funds under its current revolving loan agreement and is in compliance with its debt covenants and expects to be in compliance for the duration of the agreement. However, we have updated our disclosure and the revised disclosure below will be included in our upcoming filing of Form 10-k for the year ended December 31, 2008.

         The recent global economic crisis has had a negative impact on all of the markets into which the Company sells. As demand has declined, our customers have been negatively impacted and as a result, the Company has experienced a slowdown in customer orders. Management believes that such a slowdown in customer orders could continue as the Company's customers take various actions, including adjusting inventory levels to match current reduced demand, to deal with this economic crisis. Management also has taken certain actions to adjust its cost structure and working capital as a response to the slow down in demand which began in the fourth quarter of 2008 and in anticipation of the possibility of future declines in customer orders.

         During 2008, working capital increased as compared to 2007 primarily due to a 15% increase in inventory offset by a 17% decrease in receivables. The increase in inventory was in anticipation of product demand and an increase in customer specific inventory. Given the lengthy lead times associated with product availability and our customer requirements for complete and on-time delivery, the Company's management decided to increase inventory levels. As a result, inventory turnover, calculated using a twelve month average inventory balance, decreased to 2.0 in 2008 from 2.1 in 2007. Receivables decreased as a result of a decline in sales in the fourth quarter of 2008.

         Management continues to closely monitor its outstanding receivables and in 2008 days sales outstanding decreased to 64 days from 66 days in 2007. Despite the current economic conditions, management believes that cash generated from operations together with funds available under the current loan agreement, are expected to be sufficient to finance the Company's planned operations for the next twelve months.


10. We note that your chief executive officer and chief financial officer concluded your disclosure controls and procedure "...were effective and sufficient to ensure that we record, process, summarize and report information required to be disclosed by us in our periodic reports filed under the Securities and Exchange Commission's rules and forms." This is an incomplete definition of disclosure controls and procedure per Rules 13a-15(e) and 15d-15(c) of the Exchange Act. Please confirm to us and revise your disclosure in future filings to clarify, if true, that your officer concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to your management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Otherwise in future filings, please simply conclude that you disclosure controls and procedures are effective or ineffective, whichever the case may be.

         Response
         --------

         The Company notes your comment and will revise its disclosure accordingly in future filings. The revised disclosure to be included in the Company's upcoming filing of Form 10-K for the year ended December 31, 2008 is as follows:

         "Under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures as required by Exchange Act Rule 13a-15(b) as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures are effective."


In connection with our response to the Staff's comments, Acme United Corporation hereby acknowledges that:

     o Acme United Corporation is responsible for the adequacy and accuracy of the disclosures in the filing;

     o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o Acme United Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will contact you the week of March 2, 2009 to ensure your receipt of this letter and respond to any additional questions you may have.

Sincerely,

/s/ Paul G. Driscoll
--------------------
Paul G. Driscoll
Vice President and Chief Financial Officer